BlackRock Floating Rate Income Strategies Fund, Inc.

File No. 811- 21413

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending February 28, 2013, BlackRock Floating Rate Income Strategies Fund, Inc. (the "Registrant") acquired substantially all of the assets and substantially all of the liabilities of each of BlackRock Floating Rate Income Strategies Fund II, Inc. ("FRB") and BlackRock Diversified Income Strategies Fund, Inc. ("DVF"), File Nos. 811-21464 and 811-21637, respectively, in a merger transaction (the "Reorganizations").

The Board of Directors of each of the Registrant, FRB and DVF unanimously approved its respective Reorganization and the proposals to effectuate such Reorganization, including an Agreement and Plan of Reorganization.  The Board of Directors and the shareholders of FRB approved an Agreement and Plan of Reorganization among FRB, the Registrant and the Registrant’s wholly-owned subsidiary (the "FRB Agreement") and the termination of FRB's registration under the Investment Company Act of 1940 (the "1940 Act").  The Board of Directors and the shareholders of DVF approved an Agreement and Plan of Reorganization between DVF, the Registrant and the Registrant’s wholly-owned subsidiary (the "DVF Agreement," and collectively with the FRB Agreement, the "Agreements") and the termination of DVF's registration under the 1940 Act.  The Board of Directors of the Registrant approved the Agreements and the shareholders of Registrant approved the issuance of additional shares of common stock of the Registrant in connection with the Reorganizations.

On June 14, 2012, in connection with the Reorganizations, the Registrant filed a Preliminary Registration Statement on Form N-14 (File No. 333-182112)(the "N-14 Registration Statement").  The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganizations by the shareholders of FRB and DVF and the approval of the issuance of additional shares of common stock of the Registrant by the shareholders of the Registrant.  Pre-effective Amendment No. 1 to the N-14 Registration Statement was filed on July 25, 2012 followed by a filing on Form 497 on July 27, 2012. The N-14 Registration Statement as so amended was declared effective by the Commission on July 25, 2012.

FRB and DVF each filed an application for deregistration under the 1940 Act on Form N-8F on October 22, 2012.  On December 11, 2012, the Securities and Exchange Commission issued orders under Section 8(f) of the 1940 Act declaring that FRB and DVF each ceased to be registered investment companies under the 1940 Act.

In the Reorganizations, the Registrant acquired substantially all of the assets and liabilities of FRB and DVF, respectively, pursuant to the Agreements, each in a tax-free transaction in exchange for an equal aggregate value of newly-issued shares of common stock of the Registrant.  Common shareholders of FRB and DVF, respectively, received an amount of the Registrant’s shares of common stock equal to the aggregate net asset value of their holdings of FRB and/or DVF shares of common stock, as applicable, as determined at the close of business on October 5, 2012.  Fractional shares of the Registrant were not issued in the Reorganizations and consequently cash were distributed for any such fractional amounts.

On October 8, 2012 (the "Reorganization Date"), pursuant to the FRB Agreement, the Registrant received assets valued at $145,503,247.21 from FRB and shareholders of FRB received in the aggregate 9,681,557.24 newly-issued shares of common stock of the Registrant.  Also on the Reorganization Date, pursuant to the DVF Agreement, the Registrant received assets valued at $135,026,896.66 from DVF and shareholders of DVF received in the aggregate 8,984,500.10 newly-issued shares of common stock of the Registrant.